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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-03439

Smurfit-Stone Container Corporation
(Exact name of registrant as specified in its charter) 222 N. LaSalle Street, Chicago, Illinois 60601 / (312) 346-6600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices) Common stock, par value $0.001 per share
(Title of each class of securities covered by this Form) N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date: One

Effective May 27, 2011, Smurfit-Stone Container Corporation a Delaware corporation was merged with and into Sam Acquisition, LLC, a Delaware limited liability company and wholly owned subsidiary of Rock-Tenn Company, a Georgia corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Smurfit-Stone Container Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 27, 2011	By: /s/ Craig A. Hunt
Name: Craig A. Hunt Title: Chief Administrative Officer and General Counsel

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